ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-200212 Dated December 3, 2014

Media release

Media release: December 3, 2014

UBS ETRACS LAUNCHES NEW ETN LINKED TO THE S&P 500 VEQTOR SWITCH INDEX

ETRACS S&P 500 VEQTOR SWITCH ETN

New York, December 3rd, 2014 – UBS Investment Bank announced that today is the first day of trading on the NYSE Arca® for the ETRACS S&P 500 VEQTOR Switch ETN (NYSE Arca®: VQTS). VQTS is linked to the performance of the S&P 500 VEQTOR Switch Index (the “Index”).

VQTS Offers Investors:

•	Strategy linked to volatility targeted S&P 500 Index and long/short VIX futures strategy
•	VIX futures component aims to capture VIX roll yields and volatility drops (when allocated to short positions in VIX futures) and capture VIX upside during volatility spikes (when allocated to long positions in VIX futures)

About the S&P 500 VEQTOR Switch Index

The S&P 500 VEQTOR Switch Index seeks to simulate a dynamic portfolio that allocates between equity and volatility based on realized volatility in the broad equity market. The allocation to the equity component is dynamically adjusted to gain exposure to the S&P 500 with a target volatility of 10%. The remainder of the index is allocated to the S&P 500 VIX Futures Long/Short Switch Index (the “Futures Index”) that allocates between cash and long or short positions in an index of VIX futures with a constant one month maturity. The Index was launched in November 17, 2014 and has no performance history prior to that date.

About ETRACS:

For further information about ETRACS ETNs, go to www.etracs.com or download the ETRACS Full ETN List.

ETRACS ETNs are exchange-traded notes, an innovative class of investment products offering access to markets and strategies that may not be readily available to investors, and offer unique diversification opportunities in a number of different sectors. ETRACS ETNs may offer:

•	Convenience of an exchange-traded security
•	Transparent exposure to a published index

ETRACS ETNs are senior unsecured notes issued by UBS AG, are traded on NYSE Arca®, and can be bought and sold through a broker or financial advisor. An investment in ETRACS ETNs involves risks including the risk of loss of some or all of the investor’s principal, and is subject to the creditworthiness of UBS AG. You are not guaranteed any coupon or distribution amount under the ETNs. We urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement, or product supplement and pricing supplement, for the ETRACS ETNs in which you are interested.

This material is issued by UBS AG and/or an affiliate thereof (“UBS”). Products and services mentioned in this publication may not be available for residents of certain jurisdictions. Past performance is not necessarily indicative of future results. Please consult the restrictions relating to the product or service in question for further information. Activities with respect to US securities are conducted through UBS Securities LLC, a US broker/dealer. Member of SIPC (http://www.sipc.org/).

ETRACS ETNs are sold only in conjunction with the relevant offering materials. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, or product supplement and pricing supplement, for the offering of the ETRACS ETNs) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and applicable prospectus supplement, or product supplement and pricing supplement by calling toll-free (+1-877-387 2275). In the US, securities underwriting, trading and brokerage activities and M&A advisor activities are provided by UBS Securities LLC, a registered broker/dealer that is a wholly owned subsidiary of UBS AG, a member of the New York Stock Exchange and other principal exchanges, and a member of SIPC.

The S&P 500 VEQTOR Switch Index (the “Index”) is a product of S&P Dow Jones Indices LLC (“S&P DJI”) and has been licensed for use by UBS

AG. S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); S&P 500 VEQTOR Switch Index™ is a trademark of S&P DJI and/or its affiliates; VIX® is a registered trademark of Chicago Board Options Exchange, Incorporated (“CBOE”). These trademarks have been licensed for use by S&P DJI and sublicensed for certain purposes by UBS AG. The ETRACS ETN is not sponsored, endorsed, sold or promoted by S&P DJI, S&P, CBOE or any of their respective affiliates or their third party licensors and such parties make any representation regarding the advisability of investing in the ETRACS ETN.

UBS specifically prohibits the redistribution or reproduction of this material in whole or in part without the prior written permission of UBS and UBS accepts no liability whatsoever for the actions of third parties in this respect. © UBS 2014. The key symbol, UBS and ETRACS are among the registered and unregistered trademarks of UBS. Other marks may be trademarks of their respective owners. All rights reserved.

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Notes to Editors

UBS draws on its 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Its business strategy is centered on its pre-eminent global wealth management businesses and its leading universal bank in Switzerland, complemented by its Global Asset Management business and its Investment Bank, with a focus on capital efficiency and businesses that offer a superior structural growth and profitability outlook.

UBS is present in all major financial centers worldwide. It has offices in more than 50 countries, with about 35% of its employees working in the Americas, 36% in Switzerland, 17% in the rest of Europe, the Middle East and Africa and 12% in Asia Pacific. UBS employs about 60,000 people around the world. Its shares are listed on the SIX Swiss Exchange and the New York Stock Exchange (NYSE).

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